Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015 and 2014
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2015

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2015	2014
		$	$
Current assets
Cash and cash equivalents		175,595	184,643
Trade and other receivables	4	52,472	49,824
Marketable securities	5	91,492	104,785
Other current financial assets	6	29,981	19,443
Inventory	7	124,176	129,228
Assets held for sale		3,899	3,895
		477,615	491,818
Non-current assets
Property, plant and equipment	8	443,419	439,074
Income tax receivable	9	19,019	—
Value added tax receivable	10	34,455	29,473
Non-current inventory	7	3,318	4,326
Other non-current financial assets	6	11,434	21,558
Total assets		989,260	986,249

Current liabilities
Trade and other payables	11	50,147	56,645
Provisions	12	63,511	60,303
Current debt		5,669	5,922
		119,327	122,870
Non-current liabilities
Deferred income tax liabilities		30,416	29,050
Non-current provisions	12	61,974	57,945
Convertible notes	13	199,813	197,134
Total liabilities		411,530	406,999

Shareholders' equity
Share capital		707,034	707,034
Other reserves		(23,339)	(12,723)
Equity component of convertible notes		68,347	68,347
Retained deficit		(174,312)	(183,408)
Total shareholders' equity attributable to our shareholders		577,730	579,250
Total liabilities and equity		989,260	986,249

Events after the reporting date (note 6)
The accompanying notes are an integral part of the condensed consolidated financial statements
Approved by the Board of Directors and authorized for issue on May 12, 2015

"Richard D. Paterson"	"John Smith"
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Income (Loss)
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended March 31
		2015	2014
			(restated note 2(b))
		$	$

Revenue		111,721	33,736
Cost of sales	15	(81,319)	(27,812)
Income from mine operations		30,402	5,924

General and administrative expenses		(5,164)	(6,914)
Exploration, evaluation and reclamation expenses		(3,963)	(3,376)
Business acquisition costs		—	(1,972)
Operating income (loss)		21,275	(6,338)

Gain on sale of mineral property	6	—	15,939
Interest earned and other finance income		581	1,565
Interest expense and other finance costs		(6,252)	(5,154)
Unrealized gain on derivatives		—	1,708
Other (expense)	16	(342)	(2,308)
Foreign exchange (loss)		(2,761)	(16,782)
Income (loss) before tax		12,501	(11,370)

Income tax recovery (expense)		(3,405)	(1,069)

Net income (loss) and net income (loss) attributable to shareholders		9,096	(12,439)

Weighted average shares outstanding (thousands)
Basic	17	80,754	80,754
Diluted	17	94,141	80,754

Income (loss) per share
Basic	17	$0.11	$(0.15)
Diluted	17	$0.11	$(0.15)
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss)
(expressed in thousands of United States dollars)

	Three months ended March 31
	2015	2014
		(restated note 2(b))
	$	$

Net income (loss) for the period attributable to shareholders	9,096	(12,439)
Other comprehensive (loss) income
Items that may be or have been reclassified to net income or loss:
Unrealized (loss) gain on marketable securities, net of tax	(11,282)	11,965
Cumulative translation adjustment	—	35
Other comprehensive (loss) income	(11,282)	12,000
Total comprehensive (loss) attributable to shareholders	(2,186)	(439)
Total comprehensive (loss)	(2,186)	(439)
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity	Retained	Total
		Shares	Amount	reserves	component of	deficit	equity
				(restated note 2(b))	convertible notes	(restated note 2(b))	(restated note 2(b))
		000's	$	$	$	$	$
Balance, January 1, 2014		80,754	707,034	(28,887)	68,347	(57,015)	689,479
Equity-settled share-based compensation	14	—	—	352	—	—	352
Total comprehensive income (loss) for the period		—	—	12,000	—	(12,439)	(439)
Balance, March 31, 2014		80,754	707,034	(16,535)	68,347	(69,454)	689,392

Balance January 1, 2015		80,754	707,034	(12,723)	68,347	(183,408)	579,250
Equity-settled share-based compensation	14	—	—	666	—	—	666
Total comprehensive (loss) income for the period		—	—	(11,282)	—	9,096	(2,186)
Balance, March 31, 2015		80,754	707,034	(23,339)	68,347	(174,312)	577,730
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended March 31
		2015	2014
			(restated 2(b))
		$	$
Cash flows from operating activities
Net income (loss) for the period		9,096	(12,439)
Adjustments for:
Depreciation, depletion and amortization		16,537	5,364
Share-based payments		666	352
Net finance expense		5,671	3,589
(Gain) on sale of mineral property		—	(15,939)
(Gain) on derivative instrument		—	(1,708)
Other (income)		232	2,231
Income tax (recovery) expense		3,405	1,069
Non-cash foreign exchange loss		2,419	12,906
Net changes in non-cash working capital items	20	(868)	8,469
Cash generated by operating activities before value added taxes, interest and income taxes recovered (paid)		37,158	3,894
Value added taxes (paid)		(3,849)	(3,108)
Value added taxes recovered		3,200	3,003
Interest (paid)		(4,329)	(3,809)
Income taxes (paid)		(1,373)	(1,475)
Cash generated (used) by operating activities		30,807	(1,495)
Cash flows from investing activities
Purchase of property, plant and equipment		(6,148)	(1,952)
Production stripping capitalized costs		(12,682)	(4,228)
Expenditures on exploration properties		(317)	(924)
Proceeds from sale of mineral property	6	—	7,500
Taxes paid on sale of mineral properties		—	(15,853)
Interest received		164	1,565
Tax deposit paid	9	(19,231)	—
Cash (used) by investing activities		(38,214)	(13,892)
Effect of foreign exchange rate changes on cash and cash equivalents		(1,641)	(3,857)
(Decrease) in cash and cash equivalents		(9,048)	(19,244)
Cash and cash equivalents, beginning of period		184,643	415,657
Cash and cash equivalents, end of period		175,595	396,413

Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the condensed consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration, and development of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver and gold from our Pirquitas mine in Argentina and Marigold mine in Nevada, U.S., respectively, and to advance, as market and project conditions permit, other principal development projects including the Pitarrilla project in Mexico and the San Luis project in Peru and our other projects within our project pipeline towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2014, except for the application of the amendments to existing IFRSs (note 2(d)) which were effective January 1, 2015

These statements were authorized for issue by the Board of Directors on May 12, 2015.

b)	Change in accounting policies
During the year ended December 31, 2014, we elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. Prior to this change, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in note 2(i) of our audited consolidated financial statements for the year ended December 31, 2014.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

For the three months ended March 31, 2014, the following adjustments were recorded to the consolidated statements of income (loss):

		Adjustments for change in accounting policy
Three months ended March 31, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(714)	(2,662)	(3,376)
Gain on sale of mineral property	9,240	6,699	15,939
Other (expense) income	(2,754)	446	(2,308)
Income tax (expense)	(1,005)	(64)	(1,069)
Increase in net income		4,419

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.21)	$0.06	($0.15)
Diluted	($0.21)	$0.06	($0.15)

c)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2014.

d)	Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncements were adopted during the three months ended March 31, 2015:

Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

e)	Future accounting changes
The following new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

IFRS 9, Financial Instruments: Classification and Measurement
The complete version of IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") was issued in July 2014. It replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relates to the classification and measurement of financial assets and financial liabilities. The standard is effective for annual periods beginning on or after January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

Amendments
Amendments to standards and interpretations include the following:

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, U.S., from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $267,732,000 after post-closing adjustments. The purchase price was paid in cash from our existing cash on hand.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire Marigold were expensed as incurred and during the three months ended March 31, 2014 amounted to $1,972,000.

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade and other receivables	5,162
Inventory	76,104
Property, plant and equipment
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from the start of January 1, 2014, our consolidated revenue for the three months ended March 31, 2014 would have been approximately $79,372,000 and our consolidated net loss for the three months ended March 31, 2014 would have been $16,589,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER RECEIVABLES

	March 31, 2015	December 31, 2014
	$	$
Trade receivables	34,228	26,529
Tax receivables	6,756	5,389
Value added tax receivables (note 10)	5,056	8,054
Prepayments and deposits	4,536	6,068
Other receivables	1,896	3,784
	52,472	49,824

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

We do not hold any collateral for any receivable amounts outstanding at March 31, 2015 and December 31, 2014.

5.	MARKETABLE SECURITIES

The movement in marketable securities during the three months ended March 31, 2015 and the year ended December 31, 2014 is comprised of the following:

	March 31, 2015	December 31, 2014
	$	$
Balance, beginning of period	104,785	129,267
Additions	—	9,188
Disposals	—	(37,322)
Fair value adjustments through profit and loss	(67)	(10,060)
Fair value adjustments through other comprehensive income	(3,500)	22,699
Foreign exchange adjustments	(9,726)	(8,987)
Balance, end of period	91,492	104,785

6.	OTHER FINANCIAL ASSETS

	March 31, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Restricted cash (1)	10,122	9,480	—	19,604
Deferred consideration (2,3)	19,859	1,954	19,443	1,954
	29,981	11,434	19,443	21,558

(1)
We have cash and security deposits in relation to our close down and restoration provisions of $12,102,000 and Argentine peso loan facility of $7,500,000. During the three months ended March 31, 2015, we reclassified $10,122,000 of the restricted cash from non-current to current.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	OTHER FINANCIAL ASSETS (Cont'd)

(2)	On May 5, 2015, subsequent to period end, we received $20,000,000 of deferred consideration from the sale of the San Agustin project, which closed in December 2013.

(3)
On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay. Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with a fair value of $9,188,000 at closing, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return ("NSR") royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $15,939,000 before tax expense of $1,351,000 during the three months ended March 31, 2014. The deferred consideration is secured against the Challacollo mineral claims and the shares of the entity holding the Challacollo project.

7.	INVENTORY

	March 31, 2015	December 31, 2014
	$	$
Current:
Finished goods	22,229	25,221
Stockpiled ore	19,236	17,896
Leach pad inventory	52,700	56,250
Materials and supplies	30,011	29,861
	124,176	129,228
Non-current:
Materials and supplies	3,318	4,326
	127,494	133,554

The cost of inventory held at net realizable value ("NRV") at March 31, 2015 was $Nil (December 31, 2014 - $Nil).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	March 31, 2015
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2015	439,415	19,988	118,277	64,241	641,921
Additions	358	5,857	15,707	438	22,360
Disposals	(1,112)	—	(238)	—	(1,350)
Change in estimate of close down and restoration provision	—	—	3,703	—	3,703
Transfers	18,847	(18,847)	—	—	—
Balance, end of period	457,508	6,998	137,449	64,679	666,634

Accumulated depreciation
Balance, January 1, 2015	(164,246)	—	(38,601)	—	(202,847)
Charge for the year	(17,160)	—	(3,470)	—	(20,630)
Disposals	262	—	—	—	262
Balance, end of period	(181,144)	—	(42,071)	—	(223,215)

Net book value at March 31, 2015	276,364	6,998	95,378	64,679	443,419

	December 31, 2014
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2014	288,701	10,337	34,160	60,076	393,274
Additions	3,126	20,493	43,487	4,283	71,389
Acquisition of Marigold (note 3)	157,880	9,561	50,823	—	218,264
Disposals and reclassifications	(7,860)	—	—	—	(7,860)
Costs written off	—	—	—	(145)	(145)
Change in estimate of close down and restoration provision	—	—	7,222	27	7,249
Impairment charges	(22,835)	—	(17,415)	—	(40,250)
Transfers	20,403	(20,403)	—	—	—
Balance, end of period	439,415	19,988	118,277	64,241	641,921

Accumulated depreciation
Balance, January 1, 2014	(119,553)	—	(25,084)	—	(144,637)
Charge for the year	(48,828)	—	(13,517)	—	(62,345)
Disposals	4,135	—	—	—	4,135
Balance, end of period	(164,246)	—	(38,601)	—	(202,847)

Net book value at December 31, 2014	275,169	19,988	79,676	64,241	439,074

No items of property, plant and equipment have been pledged as security for liabilities.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	INCOME TAX RECEIVABLE

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the Canada Revenue Agency (“CRA”) in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,231,000) to the CRA and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and plan on filing, if necessary, a Notice of Appeal with the Tax Court of Canada.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through appeals and, if necessary, the litigation process. If the CRA's position is ultimately sustained, it would have a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

10.	VALUE ADDED TAX RECEIVABLE

	March 31, 2015	December 31, 2014
	$	$
Current	5,056	8,054
Non-current	34,455	29,473
	39,511	37,527

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

The VAT receivables balance in Argentina is denominated in Argentine peso. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars.

11.	TRADE AND OTHER PAYABLES

	March 31, 2015	December 31, 2014
	$	$
Trade payables	18,299	23,552
Accrued liabilities	27,809	28,909
Income taxes payable	2,813	1,028
Accrued interest on convertible notes (note 13)	1,226	3,156
	50,147	56,645

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS

	March 31, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	59,178	—	56,058	—
Close down and restoration provision (2)	4,333	61,974	4,245	57,945
	63,511	61,974	60,303	57,945

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of March 31, 2015, we have paid $6,646,000 in export duties, against which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties, with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied and based on current U.S. dollar rates, such charges are estimated to be in the range of $4.3 million to $7.3 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of income (loss).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS (Cont'd)

(2)	The changes in the close down and restoration provision during the three months ended March 31, 2015 and the year ended December 31, 2014 were as follows:

	March 31, 2015	December 31, 2014
	$	$
Balance, January 1	62,190	37,201

Provision from acquisition of Marigold mine (note 3)	—	14,731
Liabilities settled during the period	(505)	(1,839)
Accretion expense	917	3,640
Foreign exchange gain	(43)	(113)
Revisions and new estimated cash flows	3,748	8,570

Balance, December 31	66,307	62,190

Less: current portion of close down and restoration provision in trade and other payables	(4,333)	(4,245)
Non-current close down and restoration provision	61,974	57,945

The revision in the estimated cash flows during the three months ended March 31, 2015 was due to additional disturbance at Marigold mine from waste dump expansion.

13.	CONVERTIBLE NOTES

The movement in the debt portion of the convertible notes during the three months ended March 31, 2015 and the year ended December 31, 2014 is comprised of the following:

	March 31, 2015	December 31, 2014
	$	$
Balance, beginning of period	200,290	190,287
Accretion of discount	2,679	10,003
Interest accrued in period	1,879	7,619
Interest paid	(3,809)	(7,619)
Balance, end of period	201,039	200,290
Accrued interest outstanding	(1,226)	(3,156)
Non-current portion of convertible notes outstanding	199,813	197,134

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)Stock options
The changes in stock options issued during the three months ended March 31, 2015 and the year ended December 31, 2014 are as follows:

	March 31, 2015		December 31, 2014
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	2,377,065	12.68	1,754,944	16.05
Granted	866,900	5.83	1,016,578	8.07
Expired	—	—	(74,246)	(14.14)
Forfeited	—	—	(320,211)	(16.19)
Outstanding, end of period	3,243,965	10.85	2,377,065	12.68

For options granted during the three months ended March 31, 2015, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.2%, a dividend yield of nil, and volatility of 56.0%.
During the three months ended March 31, 2015, options granted had an average fair value of C$2.61 per option.
(b)Deferred Share Units (“DSUs”)
During the three months ended March 31, 2015 and the year ended December 31, 2014, the following DSUs were outstanding to non-executive directors:

	March 31, 2015	December 31, 2014
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	335,680	251,019
Granted	41,854	106,486
Redeemed	—	(21,825)
Outstanding, end of period	377,534	335,680

The DSUs granted in the three months ended March 31, 2015 had a fair value of C$5.57 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at March 31, 2015, the fair value of outstanding DSUs was C$5.72 per unit.

Subsequent to the reporting period, on April 7, 2015, 33,000 DSUs were settled at a fair value of C$6.01 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(c)Restricted Share Units (“RSUs”)
During the three months ended March 31, 2015 and the year ended December 31, 2014, the following RSUs were outstanding to employees:

	March 31, 2015	December 31, 2014
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	330,414	129,498
Granted	27,615	297,480
Settled	(29,090)	(53,905)
Forfeited	(13,047)	(42,659)
Outstanding, end of period	315,892	330,414

The RSUs granted in the three months ended March 31, 2015 had a weighted average fair value of C$7.26 per unit. RSUs settled in the three months ended March 31, 2015 were settled at a weighted average fair value of C$6.00 per unit. As at March 31, 2015, the fair value of outstanding RSUs was C$5.72 per unit.

(d)Performance Share Units (“PSUs”)
During the three months ended March 31, 2015 and the year ended December 31, 2014, the following PSUs were outstanding to senior executives:

	March 31, 2015	December 31, 2014
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	347,902	177,729
Granted	390,850	253,600
Settled	—	(24,903)
Forfeited	(24,902)	(58,524)
Outstanding, end of period	713,850	347,902

The PSUs granted in the three months ended March 31, 2015 had a weighted average fair value of C$5.57 per unit. As at March 31, 2015, the weighted average fair value of outstanding PSUs was C$3.80 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2015 and 2014 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31
	2015	2014
	$	$
Equity-settled
Cost of inventory	10	—
General and administrative expense	650	449
Exploration, evaluation and reclamation expenses	6	(97)
Cash-settled
Cost of inventory	98	47
General and administrative expense	284	2,037
Exploration, evaluation and reclamation expenses	(16)	188
Total	1,032	2,624

15.	COST OF SALES

	Three months ended March 31
	2015	2014
	$	$
Cost of inventory	61,591	19,905
Depletion, depreciation and amortization	16,359	5,080
Export duties (note 12)	3,369	2,827
	81,319	27,812

16.	OTHER (EXPENSES)

	Three months ended March 31
	2015	2014
		(restated note 2(b))
	$	$
Unrealized (loss) on marketable securities (1)	(67)	(2,310)
(Loss) on disposal of fixed assets	(834)	—
Other income	559	2
	(342)	(2,308)

(1)	During the three months ended March 31, 2015 and 2014, we recorded unrealized losses on previously impaired marketable securities and marketable securities classified as held-for-trading.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	EARNINGS (LOSS) PER SHARE

The calculations of basic and diluted earnings per share for the three months ended March 31, 2015 and 2014 are based on the following:

	Three months ended March 31
	2015	2014
		(restated note 2(b))

Basic net earnings (loss)	$9,096	$(12,439)
Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	1,409	—
Earnings (loss) used in the calculation of diluted earnings (loss) per share	10,505	(12,439)

Weighted average number of common shares issued (thousands)	80,754	80,754
Adjustments for dilutive instruments:
Stock options (thousands)	137	—
Convertible notes (thousands)	13,250	—
Weighted average number of common shares for diluted earnings (loss) per share (thousands)	94,141	80,754

Basic earnings (loss) per share	$0.11	($0.15)
Diluted earnings (loss) per share	$0.11	($0.15)

18.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2015	Pirquitas mine	Marigold mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	44,155	67,566	—	—	111,721
Cost of inventory	(27,426)	(34,165)	—	—	(61,591)
Depletion, depreciation and amortization	(9,912)	(6,447)	—	—	(16,359)
Export duties	(3,369)	—	—	—	(3,369)
Cost of sales	(40,707)	(40,612)	—	—	(81,319)
Income from mine operations	3,448	26,954	—	—	30,402

Exploration, evaluation and reclamation expenses	(1,205)	(1,086)	(1,530)	(142)	(3,963)
Operating income (loss)	2,228	25,867	(1,626)	(5,194)	21,275
(Loss) income before income tax	(600)	25,615	(1,241)	(11,273)	12,501

Interest income and other finance income	16	8	—	557	581
Interest expense and other finance costs	(1,432)	(128)	(18)	(4,674)	(6,252)
Income tax (expense) recovery	—	(9,978)	3,754	2,819	(3,405)

As at March 31, 2015
Total assets	241,341	363,006	100,355	284,558	989,260
Non-current assets	134,320	253,608	91,840	31,877	511,645
Total liabilities	(122,514)	(62,115)	(8,838)	(218,063)	(411,530)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Three months ended March 31, 2014	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(b))	Other reconciling items (i)	Total (restated note 2(b))
	$	$	$	$	$
Revenue	33,736	—	—	—	33,736
Cost of inventory	(19,905)	—	—	—	(19,905)
Depletion, depreciation and amortization	(5,080)	—	—	—	(5,080)
Export duties	(2,827)	—	—	—	(2,827)
Cost of sales	(27,812)	—	—	—	(27,812)
Income from mine operations	5,924	—	—	—	5,924

Exploration, evaluation and reclamation expenses	(154)	—	(2,992)	(230)	(3,376)
Operating income (loss)	5,868	—	(3,077)	(9,129)	(6,338)
(Loss) income before income tax	(9,937)	—	3,661	(5,094)	(11,370)

Interest income and other finance income	945	—	—	620	1,565
Interest expense and other finance costs	(770)	—	(38)	(4,346)	(5,154)
Income tax (expense)	(75)	—	(102)	(892)	(1,069)

As at December 31, 2014
Total assets	245,819	343,411	101,798	295,221	986,249
Non-current assets	140,856	240,893	90,980	21,702	494,431
Total liabilities	(121,191)	(45,401)	(13,723)	(226,684)	(406,999)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

Segment revenue by product

	Three months ended March 31
	2015	2014
	%	%
Silver	39	80
Gold	59	—
Zinc	2	18
Other	—	2

Segment revenue by location and major customers
Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had six customers who individually accounted for between 10% and 36% of total revenue during the three months ended March 31, 2015, and five customers who individually accounted for between 15% and 23% of total revenue during the three months ended March 31, 2014. Marigold mine's principal product is gold doré with the refined gold bullion sold to one customer.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Non-current assets by location

	March 31, 2015	December 31, 2014
	$	$
United States	256,665	242,013
Argentina	138,922	145,273
Mexico	71,575	72,967
Peru	11,676	11,901
Canada	32,807	22,277
Total	511,645	494,431

19.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at March 31, 2015				Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	34,228	—	34,228	—	26,529	—	26,529
Marketable securities	91,492	—	—	91,492	104,785	—	—	104,785
Other financial assets	—	—	1,954	1,954	—	—	1,954	1,954
Trade and other payables	—	2,716	—	2,716	—	3,281	—	3,281
Current debt	5,669	—	—	5,669	—	5,922	—	5,922
	97,161	36,944	1,954	136,059	104,785	35,732	1,954	142,471

Non-recurring measurements
Property, plant and equipment	—	—	—	—	—	—	180,007	180,007
	—	—	—	—	—	—	180,007	180,007

Fair values disclosed
Convertible notes (note 13)	188,116	—	—	188,116	185,831	—	—	185,831
	188,116	—	—	188,116	185,831	—	—	185,831

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso loan facility is valued using the official foreign exchange rate on the cash value at the end of the period. The fair value disclosed for the convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Trade receivables from provisional invoices for concentrate sales are included in Level 2, as the basis of valuation uses quoted commodity prices.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FAIR VALUE MEASUREMENTS (Cont'd)

Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project (note 6) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

During the year ended December 31, 2014 the Pirquitas Mine cash-generating unit was written down to its recoverable amount. The recoverable amount became the carrying value and will not be revalued, but certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy.

There were no transfers into or out of Level 3 during the three months ended March 31, 2015 or during 2014.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three months ended March 31, 2015 and 2014 are as follows:

	Three months ended March 31
	2015	2014
	$	$
Trade and other receivables	(4,119)	12,935
Inventory	7,646	(2,266)
Trade and other payables	(4,794)	(3,983)
Current provisions	399	1,783
	(868)	8,469
During the three months ended March 31, 2015 and 2014 we conducted the following non-cash investing transactions:

	Three months ended March 31
	2015	2014
	$	$
Shares received for sale of mineral property (note 6)	—	9,188
Deferred consideration received for sale of mineral property (note 6)	—	1,954

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